Peak Records First Transactions Related to Agreement with Packaged Foods Distributor "BJM"

Montreal, Quebec--(Newsfile Corp. - January 25, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it recorded the first series of transactions related to the Company's agreement with packaged foods wholesale distributor Beijing Jingying Corporate Management Ltd. ("BJM").

The agreement between Peak and BJM was announced in November 2020 and ties into a program whereby Peak's Lending Hub platform is to bring financing solution to product distributors and their client. BJM, which has more than 250,000 retail clients, was the second distributor to sign on to the program. During the first two weeks of January 2021, credit totalling 4M RMB (about CAD$785,000) was extended to almost 900 BJM clients to help them acquire supplies from BJM, mostly RELX brand e- cigarettes, for which BJM is the exclusive distributor to PetroChina convenience stores. Peak earned service fees amounting to 240,000 RMB (about CAD$47,000) related to the transactions.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

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